Exhibit 99.1

SECTION 13(r) DISCLOSURE

A European subsidiary of a portfolio company in which our private equity funds have invested provided certain limited disaster recovery services and hosted co-location of some hardware at the portfolio company’s premises in London for Bank Saderat PLC, a bank incorporated and based in the United Kingdom.  The company has informed us that the gross revenue and net profits attributable to these activities was approximately £16,300 and £5,700, respectively, for the fiscal year ended December 31, 2012 and less than £5,000 each for the quarter ended March 31, 2013.  We have been advised that the subsidiary terminated this contract in the first quarter of 2013, and the portfolio company does not otherwise intend to enter into any Iran-related activity.